FORM 6-K
U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2006

Commission File Number 1-15184

SADIA S.A.
(Exact Name as Specified in its Charter)

N/A
--------------------------------------
(Translation of Registrant's Name)

Rua Fortunato Ferraz, 365
Vila Anastacio, Sao Paulo, SP
05093-901 Brazil
(Address of principal executive offices) (Zip code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   [X]                    Form 40-F    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):    [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):    [   ]

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [    ]                           No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused the Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 28, 2006

SADIA S.A.

By:/s/ Luiz Gonzaga Murat Junior
----------------------------------
Name: Luiz Gonzaga Murat Junior
Title: Chief Financial Officer

Sadia S.A. Rua Fortunato Ferraz, 365 – 2° andar São Paulo, SP – Brazil 05093-901 tel. +55 11 2113-3552 www.sadia.com

SADIA S. A.
A Publicly-Held Company
CNPJ/MF No. 20.730.099/0001-94
NIRE 42 300 025 747

SUMMARY MINUTES OF THE EXTRAORDINARY AND ORDINARY GENERAL SHAREHOLDERS MEETINGS HELD ON APRIL 26, 2006.

1 - DATE, TIME AND VENUE: On April 26, 2006, at 9 o'clock (9:00 a.m.), at Sadia S.A.'s headquarters at Rua Senador Attílio Fontana No. 86, in Concórdia-SC.

2 - QUORUM: According to the signatures put on the Shareholders' Attendance Book No. 01, shareholders representing more than two-thirds (2/3) of the Company's voting capital stock were in attendance.

3 – CHAIR AND CALL TO ORDER: Chairman: Walter Fontana Filho, CEO of the Board of Directors; Secretary: Paulo Cezar Aragão. Also in attendance, at the disposal of the Chair and of the Plenary, were: Adelino Dias Pinho, partner of the external audit firm KPMG Auditores Independentes S/C, and Perceval Leite Britto, sitting member of the Company's Fiscal Committee.

4 – CALL NOTICE: Published by the newspapers “Diário Oficial do Estado de Santa Catarina”, on April 11, 12 and 17, 2006 and “O Estado de São Paulo” and “A Notícia (Joinville-SC)”, on April 11, 12 and 13, 2006.

5 – ORDER OF BUSINESS:

I – At the Extraordinary General Meeting:
Make a resolution about the Proposal moved by the Board of Directors on 04-10-2006 to amend the company's Bylaws as regards:  1 – In Article 15: i) amendment to the wording of Paragraph 1, establishing that the election for Vice President(s) of the Board of Directors be also incumbent upon the general shareholders meeting; ii) deletion of the current Paragraph 2; iii) introduction of new paragraphs in this article, aiming to establish a procedure for the nomination of members for the Board of Directors and to define and resolve situations in which interests conflict with the company's interests; 2 – In Article 16: Amendment to the heading of this article, changing the minimum frequency for holding the ordinary meetings of the Board of Directors, from monthly to quarterly; 3 – Consolidation of the Bylaws: as a result of the amendments proposed herein.

II – At the Ordinary General Meeting:

Make a resolution about: i) submission of Management accounts; examination, discussion and voting of the financial statements for the year ended at 12/31/2005, accompanied by the opinions expressed by the Independent Accountants and by the Fiscal Committee; ii) appropriation of net income for the year and validation of the distributed dividends; iii) election of the members for the Board of Directors and establishment of the annual amount for Management compensation including the possibility of shareholders being entitled to exercise the powers described in paragraphs 4, II or 5 of Law No. 6404/76, introduced by Law No. 10.303, dated 10/31/2001; iv) election of sitting and deputy members of the Fiscal Committee and establishment of their fees.

6 – READING DOCUMENTS, RECEIVING VOTES AND DRAWING UP THE MINUTES: (1) By unanimous voting, the reading of the call notice was waived since those documents were already known to the shareholders present. (2) Any declaration of vote, objection and dissent shall be received, numbered and authenticated by the Chair and filed at the Company's headquarters, in accordance with Art. 130, Paragraph 1, of Law No. 6404/76. (3) Authorization was given for drawing up these minutes in summary form and for its publication with the omission of the total number of the shareholders' signatures, pursuant to the provisions of art. 130, Paragraphs 1 and 2, of Law No. 6404/76, respectively.

7 – RESOLUTIONS:

I – By the Extraordinary General Shareholders Meeting: Prior to beginning the discussions related to the amendment to the Bylaws, the Chair informed the Shareholders that a proposal supported by the favorable opinion of the Board of Directors had been tabled by shareholders representing 9.7% of the voting capital stock moving that the proposal for amendment to the Bylaws be removed from the Order of Business. In view of the prejudicial nature of this proposal, the Chair submitted it for discussion and voting. The proposed amendment to the Bylaws was then removed from the Order of Business.

II – BY THE ORDINARY GENERAL SHAREHOLDERS MEETING: Initially, the Chairman informed those present that no timely application for multiple voting in the election of a member for the Board of Directors had been received. Prior to calling the ordinary general shareholders meeting to order, the Secretary informed that the documents concerning item "a" of the Business of Order of the General Ordinary Shareholders Meeting had been published by the newspapers “O Estado de São Paulo”, “A Notícia” (Joinville-SC) and “Diário Oficial do Estado de Santa Catarina”, all of them on 02-14-2006, therefore, more than thirty (30) days in advance of the date of the Meeting, and evidence of publication of the "Notice" referred to in Article 133 of Law No. 6404/76 was waived pursuant to Paragraph 5 of the same legal provision.
- RESOLUTIONS: Following the information on the legal publications, the matters in the Order of Business for the Meeting were appreciated as outlined below: a) Management accounts and the financial statements for the year ended at 12-31-2005 were approved by unanimous voting of those present; those legally impeded abstained from voting; b) Regarding the appropriation of net income for the year, the Secretary informed that, out of the total amount shown of six hundred and forty-seven million, four hundred and two thousand, eight hundred and twelve reais (R$647,402,812.19), the Company's Management moves that: I – thirty-two million, three hundred and seventy thousand, one hundred and forty reais and sixty-one centavos (R$32,370,140.61) be appropriated to Legal Reserve; II – two hundred and one million, three hundred and fifty-eight thousand, four hundred and ten reais and eleven centavos (R$201,358,410.11) be paid as dividends, making it clear that the Company has already paid such dividends in advance, as interest on capital, as detailed ahead; and III – the balance of four hundred and thirteen million, six hundred and seventy-four thousand, two hundred and sixty-one reais and forty-seven centavos (R$413,674,261.47) for statutory reserves, divided into three hundred and eighty-one million, three hundred and four thousand, one hundred and twenty reais and eighty-six centavos (R$381,304,120.86) for Expansion Reserve and thirty-two million, three hundred and seventy thousand, one hundred and forty reais and sixty-one centavos (R$32,370,140.61) for Research & Development Reserve. The purpose of the appropriation referred to in item III of this proposal – the Secretary added – was to fund the investments planned for the current year. The Management's proposal was tabled for debate and voting and it was approved in full by the unanimous voting of those present. Afterwards, the Secretary informed that "in compliance with the Company's policy of distribution of dividends, the Board of Directors had authorized, "ad referendum" of the Meeting, the payment of interest on Capital, under interim dividends, as follows: the first, upon the Board's decision of 06-23-2005, relating to the first half of 2005 and amounting to fifty-five million, nine hundred and seventy-six thousand, eight hundred and twenty-five reais and ninety-five centavos (R$55,976,825.95), was paid to the shareholders under interest on own capital on 08-17-2005; and the second, upon the Board's decision of 12-22-2005, and amounting to one hundred and eighteen million, seven hundred and sixty thousand, five hundred and ninety-one reais and ninety-one centavos (R$ 118.760.591,91), was paid on 02-16-2006. He then clarified that, at the meeting held on 01-31-2006, the Board also authorized the distribution of twenty-six million, six hundred and twenty thousand, nine hundred and ninety-two reais and twenty-five centavos.
Thus, the Secretary concluded, it was incumbent upon the Meeting to make a resolution about the payment of interest on own capital and interim dividends on the aforementioned dates. The matter was discussed and voted on and the shareholders, by unanimity, resolved to ratify the distributions authorized by the Board; c) Procedures were then conducted for the election of members to the Board of Directors, for a one (1) year term of office, until their successors elected by the 2007 Ordinary General Shareholders Meeting take office. In compliance with current legislation, the Chairman informed that there were, among those present, preferred and minority shareholders interested in voting for a member to board of directors, pursuant to the provisions in article 141, paragraphs 4 and 5 of Law 6404/76, the Chairman suspended the activities for the time required to nominate a member to the Board of Directors who would be voted separately by the title holders of preferred shares representing at least 10% of the Capital Stock.
By majority voting, the preferred shareholders elected as member to the board of directors, Mrs. Luiza Helena Trajano Inácio Rodrigues, a Brazilian citizen, married, business administrator and lawyer, bearer of the Identity Card RG No. 4.364.573-2 SSP/SP and enrolled in the Individual Register of Taxpayers - CIC/MF No. 052.571.868-02, resident and domiciled at Rua Voluntários da Franca, No. 2295, Centro, Franca – SP, CEP14.400-490, nominated by HSBC GLOBAL INVESTMENT FUNDS; BRADESCO CAPITALIZAÇÃO S/A; COMGEST GROWTH PLC; MANGELLAN SICAV; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES SUL ENERGIA; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA PLUS; BRADESCO FUNDO DE INVESTIMENTO EM AÇÕES INDEX; BRAM FUNDO DE INVESTIMENTO EM AÇÕES IBOVESPA; SALAM GLOBAL FUNDS; CRISTINA MIRANDA CAMPOS; CARMEN MANZ MUNARETTO; JULIANA MIRANDA CAMPOS; CONSUELO DE LIMA FERNANDEZ PEREIRA; DIEGO DE LIMA FERNANDEZ; RAMIRO DE LIMA FERNANDEZ; ROSANELI DE LIMA FERNANDEZ; JOSÉ FERNANDEZ; NEUSA THEREZINHA DE LIMA FERNANDEZ; FLAVIO RIFFEL SCHMIDT; FUNDAÇÃO CESP; GE ASSET MANAGEMENT INCORPORATED; VANGUARD EMERGING MKTS STOCK INDEX FD; VANGUARD VARIABLE INS FD INTL PORT; AEGON TRANSAMERICA SER FUND INC – V K A INTL ALL; COMMONFUND EMERGING MARKETS I C; M&G INVESTMENT MANAGEMENT LTD; BELL ATLANTIC MASTER PENSION TRUST; STATE OF WINSCONSIN INVT. BOARD MASTER TRUST; PHILIPS ELECTRONICS NORTH AM CORP MASTER RET TRU; THE PENSION RESERVES INVESTMENT MANAG. BOARD; IBM TAX DEFERRED SAVINGS PLAN; THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM; STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUND; THE MASTER TRUST BANK OF JAPAN LTD. RE; KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM; FORD MOTOR COMPANY DEFINED BENEF MASTER TRUST; FLORIDA RETIREMENT SYSTEM TRUST FUND; COMMONWEALTH OF PENNSYLVANIA PUBLIC SCHOOL EMPLOYEES RETIREMENT SYSTEM; TEACHER RETIREMENT SYSTEM OF TEXAS; HARDING LOEVNER FUNDS, INC – INSTITUTIONAL EMERGING MAKET PORTFOLIO; HARDING LOEVNER FUNDS, INC – EMERGING MARKETS PORTFOLIO; MORGAN STANLEY DEAN WITTER INTERNAT. FUND (MORGAN STANLEY INTERNAT. FUND); MORGAN STANLEY INSTITUT FUND, INC ACTIVE INTERNATIONAL ALLOCATION PORTFOLIO; STICHTING PENSIOENFONDS ABP; COLLEGE RETIREMENT EQUITIES FUND; FRANKLIN TEMPLETON INVESTMENT FUNDS; NORGES BANK; THE NEW YORK STATE COMMON RETIREMENT FUND; DOW EMPLOYEE’ S PENSION PLAN TRUST, representing 25.6% of the preferred capital stock; the shareholder Teacher Retirement System of Texas recorded its dissenting vote in relation to this item of the Order of Business. The shareholders Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI; Fundação Petrobrás de Seguridade Social – PETROS; CENTRUS – Fundação Banco Central de Previdência Privada; Fundação COPEL de Previdência e Assistência Social e Fundação SANEPAR de Previdência e Assistência Social – FUSAN, representing 18.73% of the preferred capital stock, voted on Fernando Tigre de Barros Rodrigues. Afterwards, an election was held for the remaining members to the Board of Directors and the following Members were elected by the majority voting of the shareholders, including the Chairman of that body: BOARD OF DIRECTORS – CHAIRMAN AND CEO: WALTER FONTANA FILHO, a Brazilian citizen, married, economist, bearer of the Identity Card RG No. 4.250.008-SSP/SP and enrolled in the Individual Register of Taxpayers - CIC/MF No. 947.648.408-04, resident and domiciled at Rua Artur de Souza Marques No. 17, Vila Morumbi, CEP 05691-000, in São Paulo-SP; REMAINING MEMBERS: EDUARDO FONTANA D’AVILA, a Brazilian citizen, married, civil engineer, bearer of the Identity Card RG No. 5.142.157 -SSP/SP and enrolled in the Individual Register of Taxpayers - CIC/MF No. 947.648.328-87, resident and domiciled at Rua Joaquim Cândido de Azevedo Marques, No. 750, Morumbi, CEP 05688-020, in São Paulo-SP; OSÓRIO HENRIQUE FURLAN, a Brazilian citizen, married, lawyer, bearer of the Identity Card RG No. 2.881.056-SSP/SP and enrolled in the Individual Register of Taxpayers - CIC/MF No. 005.522.598-53, resident and domiciled at Rua Maranhão, No. 690, apto. 171, CEP 01240-000, in São Paulo-SP; ROMANO ANCELMO FONTANA FILHO, a Brazilian citizen, married, business administrator, bearer of the Identity Card RG No. 6.306.296-SSP/SP and enrolled in the Individual Register of Taxpayers - CIC/MF No. 005.776.939-72, resident and domiciled at Alameda Rússia, No. 733, Alphaville Residencial I, CEP 06474, in Barueri-SP; ALCIDES LOPES TAPIAS, a Brazilian citizen, married, economist, bearer of the Identity Card RG No. 3.262.877-SSP/SP and enrolled in the Individual Register of Taxpayers - CIC/MF No. 024.054.828-00, resident and domiciled at Rua Euclides Pacheco, No. 580, apto. 141, Vila Gomes Cardim, CEP 03351-000, in São Paulo-SP; VICENTE FALCONI CAMPOS, a Brazilian citizen, married, engineer, bearer of the Identity Card RG No. 1.476.273-SSP/SP and enrolled in the Individual Register of Taxpayers - CIC/MF No. 000.232.216-15, resident and domiciled at Rua Antonio Ângelo Cavanis, No. 70, Braúnas, CEP 31370-300, in Belo Horizonte-MG; EVERALDO NIGRO DOS SANTOS, a Brazilian citizen, married, civil engineer, bearer of the Identity Card RG No. 2.351.472 -SSP/SP and enrolled in the Individual Register of Taxpayers - CIC/MF No. 067.611.358-34, resident and domiciled at Rua Critios, No. 226, apto. 111, Vila Suzana, CEP 05630-040, in São Paulo-SP; FRANCISCO SILVERIO MORALES CESPEDE, a Brazilian citizen, married, business administrator, bearer of the Identity Card RG No. 3.895.216 -SSP/SP and enrolled in the Individual Register of Taxpayers - CIC/MF No. 049.049.078-68, resident and domiciled at Alameda dos Anapurus, No. 620, apto. 161, Indianópolis, CEP 04087-001, in São Paulo-SP; NORBERTO FATIO, a Brazilian citizen, married, business administrator, bearer of the Identity Card RG No. 2.653.658 -SSP/SP and enrolled in the Individual Register of Taxpayers - CIC/MF No. 008.266.348-34, resident and domiciled at Rua Comendador Bichara Moherdauí, No. 220, Jardim Guedala, CEP 05614-080, in São Paulo-SP; JOSÉ MARCOS KONDER COMPARATO; a Brazilian citizen, widower, engineer, bearer of the Identity Card RG No. 1.446.416-0 SSP/SP and enrolled in the Individual Register of Taxpayers CIC/MF No. 005.902.588-34, resident and domiciled at Rua Umburanas, No. 442, Alto de Pinheiros, CEP 05464-000, in São Paulo-SP. Pursuant to the provisions in Article 147, Paragraphs 1 and 2 of Law 6404/76, the elected members represented that they are not subject to any of the crimes contemplated in the Law that might prevent them from exercising business activities and tendered their representations as required by Paragraph 4 of art. 147 of Lei No. 6404/76 and CVM Instruction No. 367/02, and they will take their respective offices, inclusive of the Member elected by the preferred shareholders, within thirty (30) days counted as from this date, as provided for in Art. 149, paragraph 1, of Law 6404/76. Proceeding with the resolutions of this item, the Meeting approved, by majority voting, the compensation of the Board of Directors and Management members, to an annual and aggregate amount up to thirteen million, eight hundred thousand reais (R$13,800,000.00), not including the amounts corresponding to social security obligations due. It will be incumbent upon the Board of Directors and the Human Resources to make the monthly individual distribution; d) Then, the Chairman pointed out that, as from last year, the Fiscal Committee was a standing body and the terms of office of its members expired at that very Ordinary General Meeting, and new members had to be elected. The shareholders were then requested to elect the members to that body, observing the provisions of Article 161, of Law No. 6404/76. The meeting was then adjourned for the time required for the election – by separate voting – of one sitting member and one deputy member by the preferred shareholders, in accordance with item "a", Paragraph 4, of the aforementioned Article 161. The activities were resumed and Mr. WELLINGTON GERALDO SILVA and Mr. GILBERTO VEPPO, identified below, were nominated to fill the vacancy of sitting member and deputy member, being elected by the title holders of preferred shares, but for the abstention of shareholder Franklin Templeton Investment Funds. Proceeding with the activities, the Chairman then asked the title holders of ordinary shares to, in turn, elect the remaining sitting members and deputy members to the Fiscal Committee, as this was their duty in accordance with item "b" of Paragraph 4, Article 161 of Law No. 6404/76. Those shareholders then elected Mrs. JOSÉ FERNANDO MONTEIRO ALVES and PERCEVAL LEITE BRITTO, as sitting members and Mrs. JOÃO ANDRIJIC MALANDRIN and RAFAEL NATAL MONACO as deputy members, all of them identified below, and thus completing the Fiscal Committee, with three sitting members and three deputy members, as shown below, to serve in their offices up to the rendering of accounts for the current year, at the Ordinary General Meeting to be held in 2007: SITTING MEMBERS – WELLINGTON GERALDO SILVA, a Brazilian citizen, married, a banking and savings institution officer, enrolled in the Individual Register of Taxpayers - CPF No. 802.867.397-04, Identity Card - RG. No. 184.991.104-8 FNJP, resident and domiciled at Rua Ibiturana, No. 89/606 BL II – Bairro Maracanã – RJ, CEP 21051-370; JOSÉ FERNANDO MONTEIRO ALVES, a Brazilian citizen, married, lawyer, bearer of the Identity Card - RG No. 2.386.657-SSP/SP and enrolled in the Individual Register of Taxpayers - CIC/MF No. 025.339.608-53, resident and domiciled at Praça Senador José Roberto Leite Penteado, No. 436, Lapa, CEP 05078-020, in São Paulo-SP and PERCEVAL LEITE BRITTO, a Brazilian citizen, married, lawyer, bearer of the Identity Card - RG No. 1.216.672-SSP/SP and enrolled in the Individual Register of Taxpayers - CIC/MF No. 114.908.708-06, resident and domiciled at Avenida Dr. João Guimarães, No. 539, Jardim Taboão, CEP 05741-190, in São Paulo-SP; DEPUTY MEMBERS – GILBERTO VEPPO, a Brazilian citizen, married, professor, enrolled in the Individual Register of Taxpayers - CPF No. 184.773.480-49, Identity Card – RG No. 900.781.583-1 SSP/RS, resident and domiciled at Rua Belo Horizonte, No. 156 – Bairro Boa Vista, Novo Hamburgo – RS, CEP 93410-360; JOÃO ANDRIJIC MALANDRIN, a Brazilian citizen, married, production engineer, bearer of the Identity Card - RG No. 2.712.946-9 SSP/SP, enrolled in the Individual Register of Taxpayerss - CPF under No. 044.413.038-15, resident and domiciled at Rua Araucária, No. 118, Jardim Franca, CEP 02338-010, in São Paulo-SP and RAFAEL NATAL MONACO, a Brazilian citizen, married, accounting technician, bearer of the Identity Card RG No. 3.878.348/SP, enrolled in the Individual Register of Taxpayerss – CPF No. 019.037.568-04, resident at Rua Agente Gomes, No. 258, apto. 51, Santana, CEP 02040-090, in São Paulo-SP. Regarding the compensation of the Fiscal Committee Members, the Meeting approved the proposal moved also by the title holders of ordinary shares, to the amount of four thousand and seven hundred reais (R$4,700.00), a monthly amount above the legally required amount, i.e., ten percent (10%) of the average compensation of each director, to be paid to each acting member of the Fiscal Committee, in accordance with the provisions of Paragraph 3, article 162 of Law No. 6404/76. Eventually, the Chairman informed the elected members that the Fiscal Committee met the legal requirements of Law No. 6404/76. Then, since no specific formality was required for the entry upon office of the Fiscal Committee members, the Chairman declared that the elected members were in office as from that date.

8 - CLOSING, DRAWING UP OF THE MINUTES AND SIGNATURES: There being no further business, the Meetings were adjourned with the usual formalities.

Concórdia-SC, April 26, 2006

Walter Fontana Filho
Chairman

Paulo Cezar Aragão
Secretary

Shareholders:

Shareholders Agreement :
per proxy/ Omar Fontana dos Reis

Fundação Attílio Francisco Xavier Fontana

per proxy/ Eduardo Fontana d´Avila

Second Page of Shareholders Signatures in the Minutes of Sadia S.A.
Extraordinary and Ordinary General Shareholders Meetings held on April 26, 2006

Administradora e Comercial Old Ltda.
Ana Maria Gonçalves Furlan
Gabriella Furlan Villares
Luiz Gotardo Furlan
Leila Maria Furlan da Silva Telles
Lucila Maria Furlan
Lucy Fontana Furlan
Luiz Fernando Furlan
Osório Henrique Furlan
Osório Henrique Furlan Junior
per proxy/ Diva Helena Furlan

Diva Helena Furlan

Caixa de Previdência dos Funcionários do Branco do Brasil-Previ per proxy/Deivis Marcon Antunes

VANGUARD EMERGING MKTS STOCK INDEX FD
VANGUARD VARIABLE INS FD INTL PORT
AEGONTRANSAMERICA SER FUND INC – V K A INTL ALL
COMMONFUND EMERGING MARKETS I C
M&G INVESTMENT MANAGEMENT LTD
BELL ATLANTIC MASTER PENSION TRUST
STATE OF WINSCONSIN INVT. BOARD MASTER TRUST
PHILIPS ELECTRONICS NORTH AM CORP MASTER RET TRU
THE PENSION RESERVES INVESTMENT MANAG. BOARD
IBM TAX DEFERRED SAVINGS PLAN
THE CALIFORNIA STATE TEACHERS RETIREMENT SYSTEM
STATE OF CONNECTICUT RETIREMENT PLANS AND TRUST FUND
THE MASTER TRUST BANK OF JAPAN, LTD. RE:
KANSAS PUBLIC EMPLOYEES RETIREMENT SYSTEM
FORD MOTOR COMPANY DEFINED BENEF MASTER TRURST
FLORIDA RETIREMENT SYSTEM TRUST FUND
per proxy/ Paulo Roberto Esteves

Third Page of Shareholders Signatures in the Minutes of Sadia S.A. Extraordinary
and Ordinary General Shareholders Meetings held on April 26, 2006

Cristina Miranda Campos
Carmen Manz Munaretto
Juliana Miranda Campos
Vicente Falconi Campos
Consuelo de Lima Fernandez Pereira
Diego de Lima Fernandez
Ramiro de Lima Fernandez
Rosaneli de Lima Fernandez
José Fernandez
Neusa Therezinha de Lima Fernandez
Flavio Riffel Schmidt
per proxy/ Honorino Luiz Bernardi

Fundação CESP
per proxy/ Honorino Luiz Bernardi

GE Asset Management Incorporated
per proxy/ Honorino Luiz Bernardi

Salam Global Funds
per proxy/ Honorino Luiz Bernardi

Bradesco Fundo de Investimento em ações Sul Energia
Bradesco Fundo de Investimento em ações IBOVESPA PLUS
Bradesco Fundo de Investimento em ações INDEX
BRAM Fundo de Investimento em ações IBOVESPA
per proxy/ Honorino Luiz Bernardi

Fourth Page of Shareholders Signatures in the Minutes of Sadia S.A. Extraordinary
and Ordinary General Shareholders Meetings held on April 26, 2006

Mangellan Sicav
per proxy/ Honorino Luiz Bernardi

COMGEST GROWTH PLC
per proxy/ Honorino Luiz Bernardi

Commonwealth of Pennsylvania Public School Employees Retirement System
Teacher Retirement System of Texas
Harding Loevner Funds, Inc – Institutional Emerging Maket Portfolio
Harding Loevner Funds, Inc – Emerging Markets Portfolio
Morgan Stanley Dean Witter Internat. Fund (Morgan Stanley Internat. Fund)
Morgan Stanley Institut Fund, Inc Active International Allocation Portfolio
Stichting Pensioenfonds ABP
College Retirement Equities Fund
Franklin Templeton Investment Funds
Norges Bank
The New York State Common Retirement Fund
Dow Employee’ s Pension Plan Trust
per proxy/ Paulo Roberto Esteves

Fundação Copel de Previdência e Assistência Social
per proxy/Deivis Marcon Antunes

Fundação SANEPAR de Previdência e Assistência Social - Fusan per proxy/Deivis Marcon Antunes

Fifth and Last Page of Shareholders Signatures in the Minutes of Sadia S.A.
Extraordinary and Ordinary General Shareholders Meetings held on April 26, 2006

CENTRUS – Fundação Banco Central de Previdência Privada
per proxy/Deivis Marcon Antunes

Fundação Petrobrás de Seguridade Social – Petros
per proxy/Deivis Marcon Antunes

Bradesco Capitalização S/A
per proxy/ Honorino Luiz Bernardi

HSBC Global Investment Funds
per proxy/ Honorino Luiz Bernardi

José Augusto Lima de Sá
per proxy/ Paulo Cezar Aragão